                                 SCHEDULE 14A
                                (RULE 14a-101)

                   INFORMATION REQUIRED IN PROXY STATEMENT
                           SCHEDULE 14A INFORMATION

         PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES
                             EXCHANGE ACT OF 1934

Filed by the registrant (   )

Filed by a party other than the registrant (X)

Check the appropriate box:

(X)   Preliminary proxy statement.           (  )  Confidential, for use
                                                   of the Commission only
                                                   (as permitted by Rule
                                                   14a-6(e)(2)).
(  )  Definitive proxy statement.

(  )  Definitive additional materials.

(  )  Soliciting material under Rule 14a-12.

                     CROWN CENTRAL PETROLEUM CORPORATION
               (Name of Registrant as Specified in Its Charter)

                          GOLNOY BARGE COMPANY, INC.
                                     AND
                            APEX OIL COMPANY, INC.
    (Name of Persons Filing Proxy Statement, if Other Than the Registrant)

Payment of filing fee (check the appropriate box):

(X)   No fee required.

(  )  Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

      (1)   Title of each class of securities to which transaction applies:

      (2)   Aggregate number of securities to which transaction applies:

      (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

      (4)   Proposed maximum aggregate value of transaction:

      (5)   Total fee paid:

(  )  Fee paid previously with preliminary materials.

(  )  Check box if any part of the fee is offset as provided by Exchange Act
      Rule 0-11(a)(2) and identifying the filing for which the offsetting fee was paid previously. Identify the previous filing by registration number, or the form or schedule and the date of its filing.

      (1)   Amount Previously Paid:

      (2)   Form, Schedule or Registration Statement No.:

      (3)   Filing Party:

      (4)   Date Filed:

                            APEX OIL COMPANY, INC.
                          GOLNOY BARGE COMPANY, INC.
                             8182 MARYLAND AVENUE
                        ST. LOUIS, MISSOURI 63105-3721
                                (314) 889-9600

                               August ___, 2000

DEAR FELLOW SHAREHOLDERS:

    Golnoy Barge Company, Inc. ("Golnoy") and certain parties related to Golnoy and Apex Oil Company, Inc. ("Apex") beneficially own over 14% of Crown Central Petroleum Corporation's ("Crown Central") Class A common stock, and over 3% of Crown Central's Class B common stock. At a special meeting of stockholders of Crown Central to be held on August 24, 2000 at the Turf Valley Conference Center, 2700 Turf Valley Road, Ellicott City, Maryland at 10:00 o'clock in the a.m., Eastern Daylight Time (the "Special Meeting"), Crown Central's management will seek approval to merge Crown Central into Rosemore Acquisition Corporation, an indirect wholly-owned subsidiary of Rosemore, Inc. which is beneficially owned by Henry A. Rosenberg, Jr. and his family, converting your shares of Crown Central common stock into $9.50 cash
per share in the process.   For the reasons set forth in the attached Proxy
Statement, we believe that this merger:

    * offers inadequate value to Crown Central's shareholders, especially in view of current market conditions and the recent financial performance of Crown Central;

    * is clearly inferior to Apex's alternative proposal of $10.50 per share;

    * is the result of a biased bidding process designed to discourage potential bidders from offering full value for Crown Central; and

    * is the end result of the desire of certain of Crown Central's insiders to obtain ownership of Crown Central for themselves at the lowest price.

For the reasons set forth in the attached Proxy Statement, we believe that the actions taken by Crown Central's board of directors have disenfranchised shareholders and potential bidders and precluded a fair process, such as the timing and adoption of a poison pill and the insistence on restrictive standstill provisions in Crown Central's confidentiality agreement as a condition to a potential bidder being allowed to participate in the process. For the reasons set forth in the attached Proxy Statement, we believe that greater value for shareholders can be obtained if the proposed merger is not approved and Crown Central is directed to engage in a fair, unbiased and open auction process. Accordingly, we urge you to join with us and VOTE NO!

    For the reasons set forth in the attached Proxy Statement, but for Apex's outside bids and unwavering attempts to participate in Crown Central's process, we believe that Crown Central shareholders would be voting on an $8.35 per share proposal from Rosemore. Because there have been no other public bidders, at every stage we believe it has been Apex, and Apex alone, that has driven Rosemore's offer higher, to the benefit of all shareholders.

    Golnoy and certain parties related to Golnoy and Apex currently own 708,375 shares of Crown Central Class A common stock and 182,800 shares of Crown Central Class B common stock, and intend to vote all such shares against the proposed merger. The accompanying Proxy Statement provides information that we believe should be considered by you in deciding how to vote. Please give this information your careful attention. Whether or not you plan to attend the Special Meeting, it is important that your Crown Central shares are represented and voted at the Special Meeting.

    YOUR VOTE IS ESSENTIAL. IF YOU WANT TO VOTE AGAINST THE PROPOSED MERGER, YOU MAY DO SO BY SIGNING, DATING AND RETURNING THE ACCOMPANYING BLUE PROXY
CARD TODAY. EVEN IF YOU PREVIOUSLY HAVE SUBMITTED A PROXY CARD FURNISHED BY THE CROWN CENTRAL BOARD OF DIRECTORS, IT IS NOT TOO LATE TO CHANGE YOUR VOTE BY SIMPLY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD TODAY. IF YOU DO NOT DELIVER A PROXY FOR OR AGAINST THE PROPOSED MERGER AND DO NOT VOTE IN PERSON AT THE SPECIAL MEETING, YOUR NON-VOTE WILL BE EFFECTIVE AS A VOTE AGAINST THE PROPOSED MERGER.

                                    Very truly yours,

                                    P. A. NOVELLY
                                    P. A. Novelly, Chairman of
                                    Golnoy Barge Company, Inc. and
                                    Apex Oil Company, Inc.

------------------------------------------------------------------------------
                                  IMPORTANT

1. If your Crown Central shares are held in your own name, please sign, date and mail the enclosed blue proxy card to Georgeson Shareholder Communications Inc. in the postage-paid envelope provided.

2. If your Crown Central shares are held in "street-name", only your broker or bank can vote your shares and only upon receipt of your specific instructions. If your Crown Central shares are held in "street-name", deliver the enclosed blue proxy card to your broker or bank and contact the person responsible for your account to vote on your behalf. Golnoy and Apex urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of those instructions to Golnoy and Apex in care of Georgeson Shareholder Communications Inc. at 17 State Street, 10th Floor, New York, New York 10004 so that Golnoy and Apex will be aware of all instructions given and can attempt to ensure that such instructions are followed.

3. Only Crown Central stockholders of record on July 10, 2000 are entitled to vote at the Special Meeting of Crown Central stockholders. Golnoy and Apex urge each Crown Central stockholder to ensure that the record holder of his or her shares signs, dates and returns the enclosed blue proxy card as soon as possible.

Do not sign or return any proxy card you may receive from Crown Central. If you have any questions or need assistance in voting your shares, please call:

                   Georgeson Shareholder Communications Inc
                         17 State Street, 10th Floor
                           New York, New York 10004
                          Toll Free: 1-800-223-2064

    THIS PROXY STATEMENT RELATES SOLELY TO THE SOLICITATION OF PROXIES IN OPPOSITION TO THE PROPOSED ROSEMORE MERGER AND IS NOT A REQUEST FOR THE TENDER OF CROWN CENTRAL COMMON STOCK.

                              TABLE OF CONTENTS
                                                                        Page
                                                                        ----
Introduction                                                               1
The Crown Central/Rosemore Relationship                                    2
Exclusion of Potential Purchasers                                          3
Exclusion of Apex from the "Process"                                       4
Intent to Control the Process                                              9
Change in Market Conditions; LIFO Provisions                              11
Conclusion                                                                12
Vote for a Fair and Open Process                                          12
Voting Information                                                        13
Solicitation of Proxies                                                   13
Certain Information about Golnoy and Apex                                 14
Other Information                                                         14

                     ___________________________________

                       SPECIAL MEETING OF STOCKHOLDERS
                                      OF
                     CROWN CENTRAL PETROLEUM CORPORATION
                        TO BE HELD ON AUGUST 24, 2000

                               PROXY STATEMENT
                                      OF
                          GOLNOY BARGE COMPANY, INC.
                                     AND
                            APEX OIL COMPANY, INC.

                           SOLICITATION OF PROXIES
                   IN OPPOSITION TO THE PROPOSED MERGER OF
                     CROWN CENTRAL PETROLEUM CORPORATION
                                     AND
                       ROSEMORE ACQUISITION CORPORATION

    This Proxy Statement and the enclosed blue proxy card are furnished by Golnoy Barge Company, Inc., a Missouri corporation, and Apex Oil Company, Inc., a Missouri corporation, in connection with their solicitation of proxies to be used at a special meeting of stockholders of Crown Central Petroleum Corporation, a Maryland corporation, to be held on August 24, 2000 at the Turf Valley Conference Center, 2700 Turf Valley Road, Ellicott City, Maryland at 10:00 o'clock in the a.m., Eastern Daylight Time, and at any adjournments, postponements or reschedulings thereof. Pursuant to this Proxy Statement, Golnoy and Apex are soliciting proxies from holders of shares of Class A common stock, $5.00 par value, and shares of Class B common stock, $5.00 par value, of Crown Central to vote AGAINST the proposed merger of Rosemore Acquisition Corporation, a Maryland corporation and an indirect wholly-owned subsidiary of Rosemore, Inc., with and into Crown Central.
Crown Central has set July 10, 2000 as the record date for determining those holders of Crown Central common stock who will be entitled to vote at the special meeting. This Proxy Statement and the enclosed proxy are first being sent or given to Crown Central stockholders on or about August __, 2000. In reliance upon Rule 14a-5(c) promulgated under the Securities Exchange Act of 1934, as amended, reference is made to Crown Central's proxy statement dated July 24, 2000 for their description of this merger and related matters.

INTRODUCTION

    Crown Central has entered into an Agreement and Plan of Merger with Rosemore Acquisition Corporation and Rosemore, Inc. pursuant to which Rosemore Acquisition will be merged with and into Crown Central with Crown Central being the surviving corporation. If the merger is consummated, the common stock of Crown Central, other than the shares owned by Rosemore and certain parties related to Rosemore, will be exchanged for $9.50 cash. Thereafter, Crown Central will become an indirect wholly-owned subsidiary of Rosemore.
The merger must be approved by Crown Central stockholders owning at least two-thirds of the voting power of the Crown Central stock outstanding. Crown Central's board of directors has called the special meeting of the Crown Central stockholders to approve this merger.

    Before deciding to vote for or against the merger, you should be aware that both Crown Central's board of directors and Rosemore, a corporation controlled by Henry A. Rosenberg, Jr., Crown Central's chairman and chief executive officer, took several actions in connection with the proposed merger of Crown Central and Rosemore Acquisition the results of which Golnoy and Apex believe created barriers against competing proposals for Crown Central and, in Golnoy's and Apex's opinion, adversely affected your ability to receive maximum value for your Crown Central common stock. The basis for Golnoy's and Apex's beliefs and opinions are more fully set forth below under the captions "The Crown Central/Rosemore Relationship", "Exclusion of Potential Purchasers", "Exclusion of Apex from the 'Press'", "Intent to Control the Process", "Change in Market Conditions, LIFO Provisions" and "Conclusion".

    According to Crown Central's proxy statement, in February 1999, Crown Central engaged Credit Suisse First Boston to explore strategic alternatives for Crown Central, the culmination of which is the proposed Rosemore/Crown Central merger. Crown Central has stated that, with Credit Suisse, Crown Central established a procedure "designed to ensure a thorough, fair and orderly process for Crown Central to evaluate its alternatives". (See Crown Central's definitive proxy statement, page 14.) The Crown Central board has defended this procedure with Apex stating that: "[t]he process that Crown has followed has facilitated dealing with interested parties in its exploration of all relevant strategic alternatives, and doing so on a level playing field." (January 2, 2000 letter from Clive R.G. O'Grady, counsel for Crown Central, to Douglas D. Hommert, counsel for Apex and Golnoy.) Golnoy and Apex, however, believe that the "process", when stripped of all its unnecessary procedures, became the means for Rosemore to purchase all Crown Central common stock not owned by it or by parties related to it for as low a price as possible. As a basis for their belief, Golnoy and Apex point to the following.

THE CROWN CENTRAL/ROSEMORE RELATIONSHIP

    In Crown Central's definitive proxy statement, Crown Central states that Rosemore was not involved in Crown Central's process of evaluating strategic alternatives until January 18, 2000 when Credit Suisse first recommended to Crown Central that Crown Central authorize Credit Suisse to approach Rosemore and invite Rosemore to make a proposal concerning Crown Central. Crown Central states that this was the first instance that Rosemore became involved in Crown Central's "process". Golnoy and Apex believe that this is just not plausible and that the following facts suggest otherwise.

    Prior to 1999, Rosemore's ownership in Crown Central was held beneficially by American Trading and Production Corporation. Both Mr. Rosenberg and his son, Edward L. Rosenberg, were directors of American
Trading while at the same time serving as executive officers of Crown Central. On December 8, 1998, American Trading was reorganized, its assets were divided among its three subsidiaries and the subsidiaries' stocks were distributed to certain of American Trading's shareholders. As a result of the American Trading reorganization, in late December 1998, Rosemore (and thus Mr. Rosenberg and his family) obtained beneficial ownership of 2,366,526 shares of Crown Central Class A common stock and 591,629 shares of Crown Central Class B common stock, all of which was then valued at approximately $24,250,000.

    Rosemore has its offices at the same address as Crown Central, and is engaged in the same businesses as Crown Central. Rosemore is owned by trusts established for the benefit of the Rosenberg family. Mr. Rosenberg is the chairman of the board and a director of Rosemore, as well as the chairman of the board, president, chief executive officer, chief operating officer and a director of Crown Central. Edwin L. Rosenberg, Mr. Rosenberg's son, is the president and chief executive officer and a director of Rosemore.

    Following its acquisition of Crown Central stock, Rosemore became a party to an amendment to Crown Central's loan agreement with Congress Financial Corporation and First Union National Bank. On May 14, 1999, this loan agreement was amended and Rosemore entered into a participation agreement to increase the maximum credit under the agreements from $75,000,000 to

$125,000,000. By the middle of May 1999, Rosemore was providing Crown Central with approximately 40% of Crown Central's working capital needs through the participation agreement.

    Given that, in December of 1998, the Rosenberg family, through Rosemore, effectively gained control of Crown Central at an investment of approximately $24,250,000, and given the direct ties that Mr. Rosenberg and his family have to both Rosemore and Crown Central, it is not reasonable to believe that less than two months later (in February 1999 when Crown Central states that Credit Suisse was first engaged by Crown Central (although contacts between Rosemore and Credit Suisse prior to that time were not specifically discussed)) that Rosemore would be disinterested in a "process" by which Crown Central could put itself up for sale at whatever price Crown Central determined. It also is difficult to believe that Rosemore, having recently provided $50,000,000 of working capital availability to Crown Central, would then stand idly by for almost a year between February 1999 and January 18, 2000 (when Crown Central states that Credit Suisse first requested Rosemore to become involved in the "process"). On the contrary, since Mr. Rosenberg and his son were the dominant persons at Rosemore and Crown Central, the principal offices and business lines of Crown Central and Rosemore were the same, and Rosemore was a substantial participant in the working capital loans to Crown Central, the facts suggest that Rosemore had to be intimately involved in (if not in actual control of) all of Crown Central's operations, including its "process" of reviewing strategic alternatives.

EXCLUSION OF POTENTIAL PURCHASERS

    According to Crown Central's proxy statement, Crown Central did not allow any party to participate in Crown Central's process unless the party executed a "confidentiality" agreement which precluded such party from conducting, without the consent of Crown Central's board, all or most of the following transactions for a period of between six months and two years:

         *   buying any additional shares of Crown Central stock;

         *   buying any assets of Crown Central or any of its subsidiaries;

         *   proposing a merger with Crown Central;

         *   proposing a tender offer for Crown Central stock;

         *   proposing any other restructuring plan for Crown Central;

         * soliciting any proxies at any meeting of Crown Central shareholders;

         * joining or being part of any "group" of beneficial owners of Crown Central stock;

         *   taking any action to influence management of Crown Central;

         * taking any action to cause Crown Central to make any public announcement of a stock acquisition, merger, restructuring or like transaction; or

         *   discussing any of the above with any other person.

These provisions preclude an otherwise interested party who participates in the "process" from later making a superior proposal in the event Crown Central enters into a definitive agreement with another party.

EXCLUSION OF APEX FROM THE "PROCESS"

    In the 1980's, certain parties related to Apex became shareholders in Crown Central. The value of their investment reached a high in excess of $40 per share, only to decrease substantially during the 1990's. These investors became increasingly dissatisfied with their investment in Crown Central. Through industry sources, Apex learned of Crown Central's engagement of Credit Suisse in early 1999 and attempted to arrange a meeting between Apex's chairman, Paul A. Novelly, and Crown Central's chairman, Mr. Rosenberg. Achieving no success through telephone calls, on May 28, 1999, Mr. Novelly sent Crown Central a letter requesting the opportunity to meet to discuss Crown Central's performance and future. Mr. Rosenberg declined to meet and directed Mr. Novelly to Credit Suisse.

    A meeting was arranged for July 2, 1999 between Mr. Novelly, Apex's financial advisors and Credit Suisse personnel. At this meeting, Mr. Novelly expressed his interest in merging Apex and Crown Central. He also provided Credit Suisse personnel with interim consolidated financial statements for Apex and its subsidiaries. At the meeting, Credit Suisse personnel refused to engage in meaningful discussions with Mr. Novelly regarding a potential transaction between Apex and Crown Central.

    In August 1999, Credit Suisse finalized and distributed to certain interested parties a confidential offering memorandum on Crown Central, the purpose of which was to solicit bids for all or parts of Crown Central. On several occasions, Apex's financial advisors attempted to obtain a copy of the confidential offering memorandum from Credit Suisse. However, on each occasion, Credit Suisse refused to deliver a copy to Apex on the stated grounds that Apex had failed to meet Credit Suisse's financial suitability standards. Credit Suisse continued to request additional financial information regarding Apex, despite Mr. Novelly already having delivered to Credit Suisse copies of Apex's interim consolidated financial statements evidencing a substantial net worth.

    In early October 1999, Apex again inquired of Credit Suisse what action was necessary for Apex to be allowed access to the Crown Central "process". The Credit Suisse representative informed Apex that Credit Suisse required a copy of Apex's audited financial statements to determine if Apex satisfied Credit Suisse's financial suitability standard. Apex informed Credit Suisse that Apex's fiscal year end was September 30 and that the audited financial statements for the year ended September 30, 1999 were not then finalized, but Apex could deliver to Credit Suisse Apex's interim financial statements for the eleven months ended August 31, 1999. Credit Suisse instructed Apex to deliver the interim financial statements to Credit Suisse. Apex supplied these interim financial statements to Credit Suisse on October 4, 1999 and requested Credit Suisse to call to discuss the financial statements in greater detail. These interim financial statements were not substantially different from the interim financial statements previously delivered by Mr. Novelly to Credit Suisse.

    Twenty-four days later, on October 28, 1999, and without any additional communication from either Credit Suisse or Crown Central with respect to whether Apex satisfied Credit Suisse's financial suitability standards, Crown Central delivered to Apex a "confidentiality" agreement. In addition to requiring Apex to keep confidential any confidential information, this "confidentiality" agreement sought to impose on Apex, and on its shareholders and other affiliates, a prohibition that, during a two year period, WITHOUT A WRITTEN INVITATION FROM THE CROWN CENTRAL BOARD AND REGARDLESS OF WHETHER OR NOT CROWN CENTRAL'S BOARD HELD NEGOTIATIONS WITH APEX, neither Apex nor its shareholders or other affiliates could:

         *   buy any additional shares of Crown Central stock;

         *   buy any assets of Crown Central or any of its subsidiaries;

         *   propose a merger with Crown Central;

         *   propose a tender offer for Crown Central stock;

         *   propose any other restructuring plan for Crown Central;

         * solicit any proxies at any meeting of Crown Central shareholders;

         * join or be part of any "group" of beneficial owners of Crown Central stock;

         *   take any action to influence management of Crown Central;

         * take any action to cause Crown Central to make any public announcement of a stock acquisition, merger, restructuring or like transaction; or

         *   discuss any of the above with any other person.

    Apex viewed these "standstill" provisions as evidencing Crown Central's continued unwillingness to deal with Apex in good faith. For several months, Credit Suisse had refused to allow Apex into the "process" on the grounds that Apex had failed to satisfy Credit Suisse's financial suitability standards. Apex then satisfied these suitability standards by delivering interim financial statements which were substantially similar to the interim financial statements previously delivered to Credit Suisse. Now Crown Central delivered to Apex a "confidentiality" agreement containing the above "standstill" provisions, all of which were unacceptable to Apex. First, as Crown Central well knew at the time, certain parties related to Apex already constituted a "group" as defined in the "confidentiality" agreement. Apex would have violated the agreement merely by signing it. Second, the "confidentiality" agreement would have prevented Apex and its affiliates from making any additional purchases of Crown Central stock for a period of two years, even if Crown Central did not enter into a sale or merger or similar arrangement with any third party during such period. Third, in the event Apex executed this "confidentiality" agreement, Apex would be precluded from making a superior offer to Crown Central stockholders in the event Apex and Crown Central were ultimately unable to reach any agreement or in the face of the current Rosemore offer. Apex and Golnoy also would have been precluded from filing this proxy solicitation and expressing their viewpoint as to the inadequacy of Rosemore's offer. Given Crown Central's and Credit Suisse's previous treatment of Apex, Apex believed that Crown Central's inclusion of these "standstill" provisions in its "confidentiality" agreement hampered Apex's ability to make an offer and communicate that offer to Crown Central's stockholders.

    Although Apex was willing to execute a confidentiality agreement which required Apex to keep confidential any confidential information provided by Crown Central, Apex was not willing to agree to Crown Central's "standstill" provisions. Frustrated in its attempts to engage in meaningful discussions with Crown Central, on November 8, 1999 Apex delivered to Crown Central a stock merger proposal for the merger of a newly created subsidiary of Crown Central into Apex whereby Apex shareholders would receive newly issued Crown Central common stock. In its November 8 letter, Apex requested the opportunity to meet with the Crown Central board to discuss the proposed transaction. On November 17, 1999, Mr. Rosenberg, on behalf of the Crown Central board, declined to meet with Apex until Apex executed Crown Central's confidentiality agreement, stating that: "No meetings have been or will be held with any companies until they have signed a confidentiality agreement." Mr. Rosenberg went on to defend Crown Central's "confidentiality" agreement as "a customary procedure that has been used in numerous transactions."

    Continuing efforts to engage Crown Central in dialogue, on November 24, 1999, Mr. Novelly, as the trustee of the Paul A. Novelly Living Trust, a shareholder of Crown Central, sent a shareholder resolution to Crown Central to be included in the proxy statement for consideration at Crown Central's annual meeting of stockholders for the year 2000. This shareholder resolution stated:

         RESOLVED, That, for the purpose of maximizing shareholder value, the Board of Directors of Crown Central Petroleum Corporation shall take immediate action to cause the sale, merger or other disposition of the company or its assets as a whole.

On December 21, 1999, Crown Central advised Mr. Novelly's legal counsel that it intended to omit the proposed shareholder resolution from its proxy statement for the 2000 annual meeting of shareholders.

    Beginning in early December 1999, counsel for Apex and Crown Central conducted several discussions regarding Crown Central's "confidentiality" agreement. Apex continued to object to the "standstill" provisions for the reasons set forth above. Crown Central, on the other hand, continued to insist on these provisions before it would allow Apex to enter into the "process". Over the course of discussions, Apex offered several alternatives to satisfy Crown Central's stated objectives for these provisions, but Crown Central repeatedly rejected all of Apex's alternative proposals.

    On January 26, 2000, after repeated requests, Credit Suisse agreed to meet with Apex. This meeting was held in the basement of Credit Suisse's offices and was attended by Mr. Novelly, Apex's legal and financial advisors, Credit Suisse personnel and Credit Suisse's legal counsel. During this meeting, Mr. Novelly explained why Apex was interested in a stock merger with Crown Central and explained the benefits thereof to both Apex and Crown Central. Although Credit Suisse personnel asked several questions, they refused to engage in meaningful discussions on the stated grounds that Apex had not executed the required "confidentiality" agreement.

    Thereafter, on February 1, 2000, Crown Central adopted a Shareholder Rights Plan (i.e., a "Poison Pill"), which effectively precludes any party from acquiring substantial blocks of Crown Central stock, whether by a tender offer or open market purchases, unless the Crown Central board approved the acquisition.

    On February 3, 2000, Apex informed Crown Central that it was aware of the adoption of the Poison Pill which appeared to serve the purpose, and provide the protections, purportedly required by Crown Central in its "confidentiality" agreement and that the standstill provisions were no longer necessary. On February 7, 2000, Crown Central responded, stating that it still required the "confidentiality" agreement, but that Crown Central would be willing to reduce the standstill period from two years to six months.
This was the first concession that Crown Central made after more than two months of Apex objections to the "standstill" provisions. Crown Central further stated that the Poison Pill was not adopted in response to Apex's overtures. This statement was later refuted by Crown Central's chief financial officer as reported in the February 21, 2000 Mergers & Acquisitions Report (Vol. 13, No. 8) article titled Crown Central Attempts to Thwart Dethroning Effort, which noted:

         Jon Cartwright, a fixed income analyst at Raymond James, said ...Crown's decision to implement [the poison pill] was to stop Paul Novelly, Apex's owner. "Based on public information, no one else has made an offer. No other refiners we talked to wanted it," he said.

         Crown Chief Financial Officer John Wheeler agreed the company implemented the poison pill because of Novelly's overtures. "He has not agreed to the standstill portion of the confidentiality agreement nor to stay out of the stock wherein he has confidential information that's not available to other shareholders."

Crown Central continued to refuse to meet with Apex unless Apex executed the "confidentiality" agreement.

    On March 6, 2000, Rosemore offered to acquire Crown Central at a price of $8.35 for each share of stock of Crown Central not owned by Rosemore and certain of its affiliates. The Rosemore offer by its terms was to expire on March 10, 2000.

    In response to Rosemore's offer, on March 9, 2000, Apex delivered to Crown Central a cash merger proposal wherein Apex offered to acquire Crown Central at a price of $9.20 for each share of Crown Central stock not owned by Apex and certain parties related to Apex. Apex also delivered to Crown Central a draft of the merger agreement underlying its offer. On March 15, 2000, Crown Central's special counsel delivered to Apex Crown Central's suggested changes to the proposed merger agreement, and requested that Apex extend its offer expiration date (which was extended by Apex to April 17, 2000).

    On March 23, 2000, Crown Central requested Apex to have its financial advisors contact Credit Suisse to schedule an investment banker meeting to discuss the terms of Apex's stock merger proposal; yet on the following day Crown Central requested Apex to provide Crown Central with Apex's best and
final offer by March 29, 2000.   On that date, Apex delivered to Crown
Central a reaffirmation of its $9.20 a share cash merger offer, accompanied by a merger agreement revised to accommodate many of Crown Central's suggestions. Apex also reaffirmed for Crown Central its offer for a stock merger and put forth a third alternative for consideration by Crown Central, and again requested a meeting with Crown Central to discuss Apex's proposals and whether increases in the amounts offered by Apex for Crown Central would be justified. On the same day that Apex delivered its proposals to Crown Central, Rosemore increased its offer to $9.35 per share, and Crown Central again declined to meet with Apex.

    On April 6, 2000, Apex informed Crown Central that Apex would execute a "confidentiality" agreement containing a standstill period coterminous with that of Rosemore provided that Apex would not be precluded from making a superior offer, that Apex be given 30 days to complete its due diligence review of Crown Central and that Crown Central withhold any action with respect to Rosemore while Apex completed its due diligence. Crown Central rejected this proposal.

    On April 7, 2000, Rosemore and Crown Central executed a definitive Agreement and Plan of Merger wherein Rosemore would acquire all of the Crown Central common stock not owned by Rosemore and its affiliates for $9.50 per share. The Rosemore merger agreement did not contain significant structural revisions requested by Crown Central of Apex.

    On May 1, 2000, Apex delivered to Crown Central a revised cash merger proposal, offering to acquire Crown Central at $10.00 per share. Apex's proposal was conditioned upon standard closing conditions and upon obtaining refinancing of certain notes in the original principal amount of $125,000,000 issued by Crown Central pursuant to an Indenture dated January 1995 in the event the note holders exercised their put rights and required Crown Central to redeem the notes. (See "Intent to Control the Process" below for a further discussion of this financing contingency.)

    On May 22, 2000, having heard no response to its May 1 letter, Apex inquired of Crown Central as to whether Crown Central had rejected Apex's proposals. On May 23, 2000, Crown Central informed Apex that Crown Central continued to evaluate Apex's proposals. On May 26, 2000, Crown Central requested a meeting between Credit Suisse and Apex's financial advisor to discuss Apex's refinancing plans and sources of financing. This meeting was held on July 14, 2000 during which Apex presented Crown Central with letters from Apex's lenders regarding the financing of Apex's proposals. Apex also authorized Crown Central to contact Apex's lenders to discuss the financing proposals. Further, Mr. Novelly informed Crown Central that, if there was any portion of Apex's lenders' financing proposals that Crown Central found objectionable, Mr. Novelly's family's funds would back such financing with a letter of credit. The effect of this letter of credit would remove any financing contingency from Apex's proposals.

    In addition, at the meeting, Apex increased its cash offer to $10.50 per share. Apex also delivered to Crown Central a presentation regarding all of Apex's proposals, including Apex's stock merger.

    Crown Central did not contact Apex's lenders as authorized by Apex. Rather, on July 24, 2000, Crown Central filed its definitive proxy statement with the Securities and Exchange Commission. In its proxy statement, Crown Central stated that it had rejected Apex's proposals on two grounds. First, it considered Apex's financing proposals to be too conditional. Second, Apex's proposals required the consent of Rosemore. According to that proxy statement, Rosemore stated that it would not support the Apex proposals. The proxy statement also contained the threatening statement that, "if the Crown stockholders do not approve the [Rosemore] merger, Rosemore would have to reconsider its willingness to continue to provide financial support to Crown."

    On July 25, 2000, Apex requested that Crown Central amend the Poison Pill to exempt from the Poison Pill a tender offer that Apex wishes to make for all shares of Crown Central common stock at $10.50 per share or, in the alternative, redeem the rights issued under the Poison Pill so that Apex could make such a tender offer. However, Apex made it clear that it was not making, and would not make, such a tender offer unless the tender offer would not trigger the Poison Pill.

    On July 27, 2000, Crown Central informed Apex that, under the terms of Crown Central's merger agreement with Rosemore, Crown Central was prohibited from amending or modifying, or proposing to amend or modify, the Poison Pill. Crown Central stated that, if Apex was interested in making a tender offer for 100% of the Crown Central stock, coupled with a back-end merger, the Poison Pill contained an exemption that would permit such a transaction without amendment to the Poison Pill. Crown Central stated that, should such a tender offer actually be made, Crown Central would promptly consider all the terms and conditions of the offer and "would take such action as is appropriate regarding the [Poison Pill] for the benefit of all Crown shareholders."
                                      8

INTENT TO CONTROL THE PROCESS

    Golnoy and Apex believe that the true purpose of Crown Central's "process" was to ensure that Rosemore controlled the outcome. The basis of Golnoy's and Apex's beliefs are as follows.

    Crown Central is subject to an Indenture pursuant to which it has issued $125,000,000 in senior notes. Under this Indenture, if there is a change in control of Crown Central, the note holders are given the right to put their notes to Crown Central and require Crown Central to redeem the notes. This means that anyone wishing to acquire Crown Central must be prepared to refinance this $125,000,000 debt. If consummated, all of Apex's proposals would result in a change in control of Crown Central under the Indenture, triggering these put rights of the note holders. In negotiating the Indenture, however, Crown Central specifically carved out of the "change of control" provision not only American Trading's then current ownership of Crown Central, but also any additional acquisition of Crown Central stock by American Trading or its affiliates (which encompasses Rosemore). The result of this provision was that Rosemore was given an advantage by Crown Central over all other persons in any attempted acquisition of Crown Central.

    The Crown Central board opposed the Novelly shareholder resolution, which would require that Crown Central be sold in whole but not in part. In light of the fact that Crown Central had already engaged Credit Suisse and Credit Suisse had prepared and disseminated a memorandum seeking bids for the sale of all or part of Crown's assets, Apex and Golnoy can perceive no reason for such opposition other that the Crown Central board did not want such a resolution to be put to all of Crown Central's shareholders but rather wanted to control this decision.

    Before Crown Central would allow an interested party to participate in Crown Central's "process", the interested party was required to execute a confidentiality agreement containing the standstill provisions discussed above. The effect of these provisions was to preclude an otherwise interested party who participates in the "process" but who does not enter into a definitive agreement with Crown Central from later making a superior proposal in the event Crown Central enters into a definitive agreement with someone else.

    The Crown Central board adopted the Poison Pill, which will substantially dilute the ownership of any party attempting to make an acquisition of Crown Central without the consent of the Crown Central board. Per the chief financial officer of Crown Central, the Poison Pill was instituted to guard against Apex. In this manner, the Crown Central board effectively precluded Apex from making a superior offer in that, if it did, the Apex group's ownership in Crown Central would have been substantially diluted. Apex has requested that the Poison Pill be redeemed in full.

    According to Crown Central's proxy statement, Crown Central inquired of Rosemore whether Rosemore would approve a merger transaction between Crown Central and a potential purchaser identified as the "Independent Marketer". When Rosemore said no, the merger apparently was abandoned. The same is true regarding Apex's proposals.

    The Rosemore merger only requires the approval of 66 2/3% of all Crown Central common stock voting as a class instead of a majority of the voting power not owned by Rosemore (i.e., a majority of the minority). Rosemore already controls 45.4% of the voting power of the Crown Central common stock, meaning that Rosemore only needs an additional 21.3% of the votes to approve the Rosemore merger. This means Rosemore only has to obtain approximately
39% of the votes it does not control in order to obtain the necessary stockholder approval in comparison to more than 50% of the votes it does not control if the Crown Central board had required approval by a majority of the minority. Since the Rosemore merger is a transaction between Crown Central and the controlling shareholder of Crown Central, Apex and Golnoy believe that good corporate governance would mandate a majority of the minority threshold to approve this self-dealing transaction.

    In Crown Central's proxy statement, Rosemore has made the threat that, if the Crown Central shareholders do not approve the Rosemore merger, Rosemore will reconsider its willingness to continue financing Crown Central. Therefore, Rosemore seems to be threatening shareholders that they must take its offer or be subject to possible revenge by Rosemore. Apex and Golnoy do not believe that this is appropriate corporate governance by a controlling shareholder.

    In a letter dated August 4, 2000 to Crown Central's shareholders, Crown Central states that "there is a significant risk that Apex will not obtain acquisition financing or other sources of cash sufficient to permit consummation of its proposal." Accordingly, Crown Central continued "to urge all stockholders to vote in favor of the Rosemore offer." In support of this, Crown Central notes that Apex's financing commitments contain certain conditions. This suggests the primary reason Crown Central rejected Apex's proposals was due to concerns about financing. However, as Crown Central stated in its own Proxy Statement, Apex's proposals would require the approval of Rosemore and Rosemore stated it would not support Apex's proposals. For the following reasons, Apex and Golnoy believe that Rosemore's non-support is the primary reason for turning Apex down and that concern over Apex's financing is not the primary reason.

    Apex's proposed transactions with Crown Central, if consummated, would potentially require financing at three levels. First, under Crown Central's Indenture, the transactions would result in a change in control, giving the note holders the right to require Crown Central to redeem the notes. In the event this right was exercised, this debt of approximately $125,000,000 would have to be refinanced. Second, Crown Central's working capital line of credit, together with any performance guarantees issued by Rosemore, would have to be refinanced. As of July 28, 2000, there was $-0- of cash borrowings and $43,000,000 of letters of credit outstanding under the line of credit, and $61,000,000 of performance guarantees issued by Rosemore. Apex had obtained a financing proposal from Foothill Capital Corporation for $250,000,000, one-half of which was available to refinance the Indenture indebtedness and one-half of which was available to refinance the line of credit and performance guarantees. These loan amounts were sufficient to repay such indebtedness. Apex would cause these loans to be repaid from cash flows generated by Crown Central's business operations.

    This loan proposal contained certain conditions, which conditions for the most part were normal and customary conditions to a transaction of this type. Included in these conditions was that the lender conduct a field survey of Crown Central and receive satisfactory appraisals of the underlying collateral for the loans. In accordance with sound lending practices, commercial lenders typically do not provide unconditional commitments to lend until they have reviewed the borrower's books and records and the proposed underlying collateral. On April 6, 2000, Apex informed Crown Central that Apex would execute a confidentiality agreement containing a standstill period coterminous with that of Rosemore provided that Apex would not be precluded from making a superior offer, that Apex be given 30 days to complete its due diligence review of Crown Central and that Crown Central withhold any action with respect to Rosemore while Apex completed due diligence. Crown Central rejected this proposal. Had they agreed, Apex and its lenders could have completed due diligence more than 90 days ago and removed these lender due diligence conditions. Finally, had Crown Central contacted Apex's lender as authorized by Apex, Crown Central would have discovered that the lender was confident as to its ability to satisfy these conditions and close the loan. Based on discussions with the lender, Apex is confident that these lending requirements would have been satisfied.

    Under Apex's cash merger proposal, if consummated, Apex would have to pay approximately $96 million for the shares of Crown Central common stock not owned by Golnoy and parties related to Golnoy. This purchase price would be funded out of Apex's current available cash and available borrowings from Apex's current financing arrangement with BNP Paribas. Any shortfalls would be provided by equity contributions from Mr. Novelly and/or related parties.

    As to the Poison Pill, Crown Central states that Apex could make a tender offer provided the tender offer was for cash, was for all the shares of Crown Central common stock and was followed by a back-end merger. This statement is incomplete. To be "exempt", prior to the date on which such tender offer is commenced, the tender offer must be approved by a majority of Crown Central's board. Rather than stating they would approve such a tender offer, Crown Central stated that it would merely "consider" the offer. Without such approval, the mere public announcement of Apex's intention to commence the tender offer could result in a "Distribution Date" under the Poison Pill and a distribution of the Rights under the Poison Pill, i.e., the Poison Pill will be triggered. The triggering of the Poison Pill would be detrimental to Apex and its related parties for the reasons set forth above. For this reason, Apex cannot unilaterally commence a tender offer, or publicly announce its intention to commence a tender offer, notwithstanding Crown Central's assertions to the contrary.

CHANGE IN MARKET CONDITIONS; LIFO PROVISIONS

    On July 27, 2000, Crown Central reported its earnings for the six months ended June 30, 2000. Due to favorable market conditions, Crown Central reported a net profit of $9.2 million in the second quarter of 2000, compared to a net loss of $11.0 million in the second quarter of 1999. For the first six months of 2000, Crown Central had a net profit of $5.6 million, compared to a net loss of $22.9 million during the same period in 1999. Petroleum refining margins are significantly improved from prior years. As a result, Crown Central reported EBITDAAL (Earnings Before Interest, Taxes, Depreciation, Amortization and LIFO) of $66.6 million for the six months ended June 30, 2000. According to Crown Central's proxy statement for the proposed merger with Rosemore, Rosemore's total cost for acquiring all of the Crown Central common stock which it does not already own will be $67.6 million. Thus, even after accounting for such items as income taxes, interest expense and capital expenditures, Crown Central's own earnings reports show that Crown Central has internally generated in six months most of the cash necessary to pay the purchase price for all shares proposed to be acquired by Rosemore.

    A significant portion of Crown Central's $66.6 million of EBITDAAL for the six months ended June 30, 2000 results from the add back of $19.3 million of depreciation and amortization and $30.3 million of LIFO provision, both of which are non-cash items deducted in computing net income. Crown Central reports its financial statements using the Last-In, First-Out ("LIFO") method of accounting for inventories. The LIFO method is an acceptable accounting practice and is used by a large number of businesses. During periods of rapidly increasing costs, LIFO has the effect of depressing earnings and reducing income tax liability. The mechanics of the LIFO method essentially operate to value inventory on a company's balance sheet at historical costs with the higher current price of inventories increasing the company's cost of sales. In fact, during the eighteen month period from January 1, 1999 through June 30, 2000, Crown Central increased its LIFO reserve for petroleum products by approximately $83 million. Had Crown Central's financial statements been reported on a First-In, First-Out ("FIFO") basis, Crown Central's inventories of petroleum products would have been approximately $83 million greater than the reported amount as of June 30, 2000, and Crown Central would have shown approximately $47.6 million of pre-tax net income for the eighteen months ended June 30, 2000, instead of the $35.5 million pre-tax loss as reported.

    Apex and Golnoy do not believe the Rosemore offer of $9.50 per share adequately reflects the hidden value in Crown's inventory resulting from use of the LIFO method of accounting and the significant favorable changes in the market for petroleum products and refining during the past six months.

CONCLUSION

    Golnoy and Apex believe that Crown stockholders have two stories from which to choose. The one stated by Crown, i.e., that Crown Central has adopted a "process" which was intended to obtain the highest price for Crown Central's shareholders, or the one which Golnoy and Apex believe is more likely for rhe reasons set forth above, i.e., that Crown Central utilized a "process" which has allowed Rosemore, as the controlling shareholder of Crown Central, to legitimatize its purchase of all Crown Central common stock not owned by it or parties related to it for as low a price as possible. You should consider the facts and the outcome of the "process" in making your determination. However, you should be aware that, if Apex had participated in the "process" as required by Crown Central, Golnoy and Apex would not be in a position to even solicit your proxy under this Proxy Statement.

VOTE FOR A FAIR AND OPEN PROCESS

    Golnoy and Apex believe that a fair and open process for the sale of Crown Central will result in more value to Crown Central shareholders. Accordingly, Golnoy and Apex encourage a vote against the proposed Rosemore merger. For reasons set forth above, Golnoy and Apex believe that the "process" as conducted by the Crown Central board to date has not maximized shareholder value, but rather will result in the sale of Crown Central to Rosemore at a low price if approved by the Crown Central stockholders. Apex has offered more value for Crown Central than Rosemore has offered. Other third parties may be willing to offer increased value as well if the Crown Central board ceases activities which have the effect of discouraging bidders and favoring Rosemore.

    If the Rosemore merger is voted down, this will send a strong signal to the Crown Central board that their efforts should be on maximizing shareholder value. With a fair and open process, Golnoy and Apex believe that Crown Central shareholders can readily receive value in excess of $9.50 per share and encourages all shareholders to join with it, defeat the Rosemore merger and insist that the sale of Crown Central be pursuant to a fair and open process with the goal of maximizing value for all shareholders.

VOTING INFORMATION

    According to information contained in the proxy statement of Crown Central, as of July 10, 2000, there were 4,817,394 shares of Crown Central Class A common stock and 5,250,112 shares of Crown Central Class B common stock outstanding. Approval of the proposed Rosemore merger requires the affirmative vote of holders of two-thirds of the outstanding voting power of the Crown Central common stock, voting as a class. Broker non-votes and abstentions will have the same effect as votes against the proposed Rosemore merger.

    The accompanying blue proxy card will be voted in accordance with the stockholder's instructions on such proxy card. Crown Central stockholders may vote against the proposed Rosemore merger by marking the proper box on the accompanying blue proxy card. If no instructions are given, the proxy will be voted AGAINST the proposed Rosemore merger.

    Whether or not you plan to attend the Special Meeting, we urge you to vote AGAINST the proposed Rosemore merger on the enclosed blue proxy card and immediately mail it in the enclosed envelope. You may do this even if you have already sent in a different proxy solicited by the Crown Central board. IT IS YOUR LATEST DATED PROXY THAT COUNTS. Execution and delivery of a blue proxy card by a record holder of shares of Crown Central common stock will be presumed to be a proxy with respect to all shares held by such record holder unless the proxy specifies otherwise.

    You may revoke your proxy at any time prior to its exercise by attending the Special Meeting and voting in person, by submitting a duly executed later dated proxy or by submitting a written notice of revocation. Unless revoked in the manner set forth above, duly executed proxies in the form enclosed will be voted at the Special Meeting on the proposed Rosemore merger in accordance with your instructions. In the absence of such instructions, such proxies will be voted AGAINST the proposed Rosemore merger.

    GOLNOY AND APEX STRONGLY RECOMMEND A VOTE AGAINST THE PROPOSED ROSEMORE MERGER. YOUR VOTE IS IMPORTANT. PLEASE SIGN, DATE AND RETURN THE ACCOMPANYING BLUE PROXY CARD TODAY. IF YOU ALREADY HAVE SENT A PROXY TO THE CROWN CENTRAL BOARD, YOU MAY REVOKE THAT PROXY AND VOTE AGAINST THE PROPOSED ROSEMORE MERGER BY SIGNING, DATING AND MAILING THE ENCLOSED BLUE PROXY.

SOLICITATION OF PROXIES

    Proxies will be solicited by mail, telephone, telecopy, telegraph, the Internet, newspapers and other publications of general distribution and in person. Directors, officers and certain employees of Apex may assist in the solicitation of proxies without any additional remuneration (except as otherwise set forth in this Proxy Statement).

    Golnoy and Apex have retained Georgeson Shareholder Communications Inc. for solicitation and advisory services in connection with solicitations relating to the Special Meeting, for which Georgeson is to receive a fee of $25,000. Golnoy and Apex have also agreed to reimburse Georgeson for out-of-pocket expenses and to indemnify Georgeson against certain liabilities and expenses, including reasonable legal fees and related charges, in connection with its solicitation activities. Georgeson will solicit proxies for the Special Meeting from individuals, brokers, banks, bank nominees and other institutional holders.

    Apex has retained Bear Stearns & Co., Inc. for investment banking services in connection with any transaction with Crown Central. Apex has agreed to reimburse Bear Stearns for out-of-pocket expenses and to indemnify Bear Stearns against certain liabilities and expenses, including reasonable legal fees and related charges, in connection with its investment banking activities.

    Directors, officers and certain employees and representatives of Apex, as set forth on Schedule I, may assist in the solicitation of proxies without any additional remuneration. The entire expense of soliciting proxies for the Special Meeting by or on behalf of Golnoy and Apex is being borne by Golnoy and Apex.

CERTAIN INFORMATION ABOUT GOLNOY AND APEX

    Each of Golnoy and Apex is a Missouri corporation with its principal executive offices located at 8182 Maryland Avenue, Clayton, Missouri 63105. The telephone number of Golnoy and Apex is 314-889-9600. Apex and its subsidiaries are principally engaged in the trading, exchanging, transporting and terminalling of petroleum and petroleum products. Golnoy is principally engaged in the ownership and operation of marine vessels and in investment. Neither Golnoy nor Apex is subject to the informational filing requirements of the Securities Exchange Act of 1934.

OTHER INFORMATION

    Neither Golnoy nor Apex is aware of any other matter to be considered at the Special Meeting. However, if any other matter properly comes before the Special Meeting, Golnoy and Apex will vote all proxies held by them as they in their sole discretion may determine.

                                          Golnoy Barge Company, Inc.
                                          Apex Oil Company, Inc.

Dated: August ___, 2000

    If you have any questions or need assistance in voting your shares of Crown Central common stock, please call:

                  Georgeson Shareholder Communications Inc.
                         17 State Street, 10th Floor
                           New York, New York 10004

                          Toll Free: 1-800-223-2064

                                  SCHEDULE I
         INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF APEX AND GOLNOY AND OTHER PERSONS WHO MAY SOLICIT PROXIES

    The following table sets forth the name and title of persons who may be deemed to be participants on behalf of Golnoy and Apex in the solicitation of proxies for the Crown Central stockholders.

                   DIRECTORS AND EXECUTIVE OFFICERS OF APEX

Name                                   Positions
----                                   ---------
Paul A. Novelly                        Director, Chairman, Chief Executive Officer
Edwin L. Wahl                          President
John L. Hank, Jr.                      Executive Vice President
James F. Sanders                       Corporate Counsel

                  DIRECTORS AND EXECUTIVE OFFICERS OF GOLNOY

Name                                   Positions
----                                   ---------
Paul A. Novelly                        Director, Chairman, Chief Executive Officer
John L. Hank, Jr.                      Executive Vice President
P.A. Novelly, II                       Vice President

    As of the date of this Proxy Statement, Golnoy and certain parties related to Golnoy and Apex beneficially own 708,375 shares of Crown Central Class A common stock and 182,800 shares of Crown Central Class B common stock. In addition, as of the date of this Proxy Statement, Apex and certain parties related to Golnoy and Apex own notes issued by Crown Central in the original principal amount of $12,615,000. Other than as set forth herein, as of the date of this Proxy Statement, neither Golnoy, Apex nor any of the other participants listed in this Schedule has any interest, direct or indirect, by security holdings or otherwise, in Crown Central.

                                  IMPORTANT

    If your shares are held in your own name, please sign, date and return the enclosed blue proxy card today. If your shares are held in "street name", only your broker or bank can vote your shares and only upon receipt of your specific instructions. Please return the enclosed proxy card to your broker or bank and contact the person responsible for your account to ensure that a proxy is voted on your behalf.

    If you have any questions or need assistance in voting your shares of Crown Central common stock, please call:

                  Georgeson Shareholder Communications Inc.
                         17 State Street, 10th Floor
                           New York, New York 10004

                          Toll Free: 1-800-223-2064

                                    PROXY

       THIS PROXY IS SOLICITED ON BEHALF OF GOLNOY BARGE COMPANY, INC.
                          AND APEX OIL COMPANY, INC.
       IN OPPOSITION TO THE SOLICITATION BY THE CROWN CENTRAL PETROLEUM
                        CORPORATION BOARD OF DIRECTORS
                  FOR THE SPECIAL MEETING OF STOCKHOLDERS OF
                     CROWN CENTRAL PETROLEUM CORPORATION
                        TO BE HELD ON AUGUST 24, 2000

    Reserving the right of revocation, the undersigned stockholder of Crown Central Petroleum Corporation ("Crown") hereby appoints Paul A. Novelly, James
F. Sanders and Douglas D. Hommert, and each or any of them, attorneys and proxies of the undersigned, each with full power of substitution, to represent and vote all of the shares of Class A common stock, par value $5 per share, and of Class B common stock, par value $5 per share, of Crown which the undersigned is entitled to vote at the Special Meeting of Stockholders of Crown to be held on August 24, 2000 at the Turf Valley Conference Center, 2700 Turf Valley Road, Ellicott City, Maryland at 10:00 o'clock in the a.m., Eastern Daylight Time, and at any adjournments, postponements, continuations or reschedulings thereof (the "Special Meeting"), hereinafter specified by the undersigned and in their discretion on such other matters as may properly come before the Special Meeting.

    GOLNOY BARGE COMPANY, INC. AND APEX OIL COMPANY, INC. RECOMMEND THAT YOU VOTE AGAINST PROPOSAL 1 BELOW.

    1. Approval of the merger of Rosemore Acquisition Corporation with and into Crown Central Petroleum Corporation and approval of the related Agreement and Plan of Merger, dated as of April 7, 2000, by and among Crown Central Petroleum Corporation, Rosemore, Inc. and Rosemore Acquisition Corporation

               FOR (  )       AGAINST (  )      ABSTAIN (  )

    2. In their discretion, upon such other matters as may properly come before the Special Meeting.

(X) PLEASE MARK YOUR VOTE AS THIS EXAMPLE

               (CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)

    This proxy when properly executed will be voted in the manner directed herein by the undersigned stockholder and at the discretion of the proxy holders as to any other business that may properly come before the Special Meeting. If you do not indicate how you want to vote, your proxy will be counted as a vote AGAINST approval of the merger and the related merger agreement.

    PLEASE COMPLETE, EXECUTE AND RETURN THIS PROXY PROMPTLY IN THE ENCLOSED, POSTAGE PREPAID, BUSINESS REPLY ENVELOPE. THIS PROXY REVOKES ALL PRIOR PROXIES GIVEN BY THE UNDERSIGNED WITH RESPECT TO THE MATTERS COVERED HEREBY.


                                       ---------------------------------------
                                                        DATED




                                       ---------------------------------------
                                       SIGNATURE(S)




                                       ---------------------------------------
                                       SIGNATURES, IF HELD JOINTLY

                                       Please sign your name exactly as it
                                       appears hereon.  When signing as
                                       attorney, executor, administrator,
                                       trustee or guardian, please give
                                       your full title.  If a corporation,
                                       please sign in full corporate name
                                       by the president or other authorized
                                       officer.  If a partnership, limited
                                       liability company or similar entity,
                                       please sign the entity's name by the
                                       authorized person(s).

If you need assistance in voting your shares, please call Golnoy's and Apex's proxy solicitor, Georgeson Shareholder Communications Inc., toll free at 1-800-223-2064.